Exhibit 99.1

Millar Western Forest Products Ltd.

Condensed Interim Financial Statements
March 31, 2015

Millar Western Forest Products Ltd.
Condensed Interim Statement of Financial Position
(Unaudited)

(expressed in thousands of Canadian dollars)

	March 31,	December 31,
	2015	2014
	$	$

Assets

Current assets
Cash and cash equivalents	8,847	47,425
Accounts and other receivables	35,220	40,617
Inventories (note 3)	119,268	89,216
Prepaid expenses	14,480	12,768

	177,815	190,026

Property, plant and equipment	201,531	192,606
Intangible assets	35,732	37,157
Other assets	316	323

	415,394	420,112

Liabilities

Current liabilities
Accounts payable and accrued liabilities	47,874	54,204
Financial liabilities – borrowings (note 5)	1,414	1,362
Reforestation obligations	4,529	4,529

	53,817	60,095

Financial liabilities – borrowings (note 5)	284,366	262,399
Asset retirement obligations	2,447	2,004
Other obligations	23	23
Reforestation obligations	14,615	10,045
Deferred income taxes	12,690	13,189
Post-employment benefit obligation	2,754	2,926

	370,712	350,681

Shareholder’s equity

Share capital	65,500	65,500
(Deficit) retained earnings	(20,818)	3,931

	44,682	69,431

	415,394	420,112

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Changes in Equity
For the three months ended March 31, 2015 and 2014
(Unaudited)

(expressed in thousands of Canadian dollars)

	Share	Retained	Total
	capital	earnings	equity
	$	$	$
Balance – December 31, 2013	65,500	12,817	78,317
Net loss for the period	-	(4,607)	(4,607)
Dividends	-	(750)	(750)
Balance – March 31, 2014	65,500	7,460	72,960

Balance – December 31, 2014	65,500	3,931	69,431
Net loss for the period	-	(23,999)	(23,999)
Dividends	-	(750)	(750)
Balance – March 31, 2015	65,500	(20,818)	44,682

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Net Loss and Comprehensive Loss
For the three months ended March 31
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended
	March 31,
	2015	2014
	$	$
Revenue	95,386	94,476

Cost of products sold (excluding depreciation and amortization)	66,957	64,065
Freight and other distribution costs	13,946	12,929
Depreciation and amortization	3,609	3,534
General and administration	4,228	4,694
Other expense (income) (note 6)	2,631	(2,037)

Operating earnings	4,015	11,291

Foreign exchange loss on borrowings	(22,365)	(8,799)

Finance expenses (note 7)	(6,148)	(5,685)

Net loss before income taxes	(24,498)	(3,193)

Income taxes (recovery) expense	(499)	1,414

Net loss and comprehensive loss	(23,999)	(4,607)

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Condensed Interim Statement of Cash Flows
For the three months ended March 31
(Unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended March 31,
	2015	2014
	$	$
Cash (used in) provided by

Operating activities
Net loss for the period	(23,999)	(4,607)
Adjustments for
Finance expenses	6,148	5,685
Depreciation and amortization	3,609	3,534
Deferred income tax (recovery) expense	(499)	1,414
Unrealized exchange loss on borrowings	22,365	8,799
Unrealized loss (gain) on derivative contracts	1,877	(536)
Reforestation expense	1,989	1,716
Loss on disposal of property, plant and equipment	3	48
Other	271	(18)
Reforestation expenditures	(463)	(498)

	11,301	15,537
Net change in non-cash working capital items (note 10)	(30,443)	(30,625)

	(19,142)	(15,088)

Investing activities
Additions to property, plant and equipment (note 10)	(6,235)	3,491
Cash collateral on derivative contracts	-	(359)
Decrease in other assets	7	-

	(6,228)	3,132

Financing activities
Repayment of borrowings	(470)	(423)
Finance expenses paid	(11,988)	(10,552)
Dividends paid	(750)	(750)

	(13,208)	(11,725)

Decrease in cash and cash equivalents	(38,578)	(23,681)

Cash and cash equivalents – beginning of period	47,425	47,219

Cash and cash equivalents – end of period	8,847	23,538

The accompanying notes are an integral part of the interim financial statements.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2015
(Unaudited)

(amounts in text and tabular format are expressed in thousands of Canadian dollars, unless otherwise noted)

1	General information

Millar Western Forest Products Ltd. (the Company) is incorporated and located in Canada. The address of the Company’s corporate office is 16640 – 111 Avenue, Edmonton, Alberta, Canada, T5M 2S5.

The Company is a subsidiary of Millar Western Industries Ltd., and the ultimate parent is Hualkeith Investments Ltd.

The Company is an integrated forest products company with facilities in Canada producing lumber and pulp. The lumber segment consists of three sawmill operations that produce and market dimension lumber. The pulp segment consists of a pulp operation that manufactures and markets a number of different grades of bleached chemi-thermo-mechanical pulp (BCTMP).

These condensed interim financial statements were approved for issue on May 5, 2015.

These condensed interim financial statements have not been reviewed or audited by the Company’s external auditor.

2	Summary of significant accounting policies

These condensed interim financial statements for the three months ended March 31, 2015, have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting. The accounting policies adopted are consistent with those of the previous financial year. These condensed interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

3	Inventories

	March 31,	December 31,
	2015	2014
	$	$

Logs	58,294	29,475
Pulp	24,283	23,046
Lumber	23,295	22,052
Operating and maintenance supplies	13,396	14,643

	119,268	89,216

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2015
(Unaudited)

4	Revolving credit facility

The Company has a $50 million revolving credit facility maturing July 15, 2018, against which $nil was drawn at March 31, 2015 (December 31, 2014 – $nil), and $3.8 million was committed to standby letters of credit (December 31, 2014 – $3.8 million). The interest rate on this facility is floating and may, at the Company’s option, be based on the Canada bank prime rate or US base rate, plus a spread of 2.00% . The Company also has the option of basing the rate on LIBOR, plus a spread of 3.25% . Collateral pledged for the facility is a first charge on all accounts receivable and domestic inventory of the Company.

5	Financial liabilities – borrowings

	March 31,	December 31,
	2015	2014
	$	$

Unsecured senior notes – US$210 million	265,986	243,621
Less: Financing expenses	(2,987)	(3,111)
Power purchase rights loan #1	9,237	9,518
Power purchase rights loan #2	1,592	1,781
BEP loan	11,952	11,952

	285,780	263,761
Less: Current portion	1,414	1,362

	284,366	262,399

6	Other (expense) income

	Three months ended
	March 31,
	2015	2014
	$	$

Loss on disposal of property, plant and equipment	(3)	(48)
Foreign exchange gain	2,692	2,005
Unrealized (loss) gain on derivative contracts	(1,877)	536
Realized loss on derivative contracts	(3,443)	(456)

	(2,631)	2,037

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2015
(Unaudited)

7	Finance expenses

	Three months ended
	March 31,
	2015	2014
	$	$

Interest expense on borrowings	6,629	5,688
Less: Interest capitalized on qualifying assets	651	98

Net interest expense on borrowings	5,978	5,590
Other interest and bank charges	247	183
Interest income	(77)	(88)

	6,148	5,685

8	Financial instruments and financial risk factors

Financial instruments

The estimated fair value of financial instruments is based on relevant market prices and information available at the period end.

Carrying and fair value of financial instruments by category:

				March 31, 2015

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	-	8,847	-	8,847	8,847
Accounts receivable Trade and other	-	35,220	-	35,220	35,220
Other assets	-	316	-	316	316

	-	44,383	-	44,383	44,383

Financial liabilities
Accounts payable Trade and other	3,708	-	44,166	47,874	47,874
Borrowings	-	-	285,780	285,780	292,858

	3,708	-	329,946	333,654	340,732

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2015
(Unaudited)

				December 31, 2014

		Loans	Other
	Held for	and	financial	Carrying
	trading	receivables	liabilities	value	Fair value
	$	$	$	$	$

Financial assets
Cash and short-term investments	-	47,425	-	47,425	47,425
Accounts receivable Trade and other	-	40,617	-	40,617	40,617
Other assets	-	323	-	323	323

	-	88,365	-	88,365	88,365

Financial liabilities
Accounts payable Trade and other	1,831	-	52,373	54,204	54,204
Borrowings	-	-	263,761	263,761	274,786

	1,831	-	316,134	317,965	328,990

The fair value of short-term financial assets and liabilities, which include cash and cash equivalents, restricted cash, accounts and other receivables, accounts payable and accrued liabilities, approximates their carrying value, due to the short-term nature of these financial assets and liabilities.

The fair value of the Senior Notes included in borrowings at March 31, 2015, was estimated to be US$213.1 million (December 31, 2014 – US$216.6 million) based upon the most recent bid price. The fair value of the power purchase rights loans, included in borrowings, at March 31, 2015, was estimated to be $10.9 million, based on a market interest rate assumption of 10.61% .

Financial assets and liabilities recognized on the balance sheet at fair value are classified in a hierarchy that is based on the significance of the inputs used in making the measurements. The three levels of the hierarchy are:

Level 1 – unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, as derived from prices); and

Level 3 – inputs that are not based on observable market data.

Derivative instruments are included in Level 2 of the fair value hierarchy, as they are valued using pricing models or discounted cash-flow models. These models require a variety of inputs, including, but not limited to, contractual terms, market prices, forward price curves, yield curves, and credit spreads. These inputs are obtained from or corroborated with the market where possible.

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2015
(Unaudited)

The fair value of fixed commodity forward sale and purchase contracts is calculated using a discounted cash-flow method based on forward commodity prices. The fair value of forward-exchange contracts is calculated using a forward pricing model.

Financial risk management

The Company is exposed to a number of different financial risks arising from the normal course of business. These risk factors include market risks related to commodity pricing. From time to time, the Company enters into forward contracts for both lumber and pulp to reduce commodity-price risk. The Company does not enter into such agreements for speculative trading purposes. These contracts are generally settled financially, but some may, at the Company’s discretion, be settled by physical delivery of the finished product. Realized gains or losses on the contracts are included in other expense (income) at the time of delivery. Contracts outstanding at the end of the period are recorded at their fair value, and any changes in unrealized gains or losses are included in other expense (income).

At March 31, 2015, the Company had no (December 31, 2014 - $nil) US dollar denominated forward lumber commodity contracts outstanding.

The impact on earnings of fluctuations in currency rates is partially offset by the corresponding fluctuation in interest payments, substantially all of which are denominated in US dollars. To further reduce the impact on earnings of fluctuations in currency rates, the Company may enter into currency contracts to hedge US dollar positions, but does not hold or issue foreign currency financial instruments for speculative or trading purposes. At March 31, 2015, the Company had US$35.0 million (March 31, 2014 – US$9.0 million) in outstanding forward-exchange contracts, with a weighted average contract rate of C$1.1644/US$ 1.00 (March 31, 2014 – C$1.1162/US$ 1.00) . The Company had no (March 31, 2014 – US$21.0 million) outstanding collar options contracts. The Company recorded the amount of unrealized loss on these currency contracts for the three months ended March 31, 2015 of $1.9 million (March 31, 2014 –$0.1 million loss) in other expense (income).

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2015
(Unaudited)

9	Segmented information

The Company’s operations are located in Canada. The Company’s reportable segments are strategic business units that manufacture and sell different products. The business units are managed separately, as each business requires different manufacturing technology and marketing strategies. The Company has three reportable segments: lumber, pulp and corporate and other. The lumber segment manufactures dimension lumber for sale primarily in Canada, the United States and Asia. The pulp segment manufactures BCTMP for sale to papermakers worldwide. Included in the corporate and other segment are the combined results from the Company’s management fees and unallocated corporate and other expenses.

The Company evaluates the performance of each segment based upon operating earnings. The Company does not allocate financing expenses or income taxes to its business segments. The Company accounts for inter-segment revenue and transfers as if the transfers were to third parties at current market prices. Results of operations are presented net of these transfers.

Product segments

Lumber

	Three months ended
	March 31,
	2015	2014
	$	$

Revenue from external customers	51,327	49,985

Cost of products sold	(38,680)	(36,890)
Freight and other distribution costs	(4,175)	(3,242)
Depreciation and amortization	(1,724)	(1,704)
Other (expense) income	(823)	1,318

Operating earnings	5,925	9,467

Pulp

	Three months ended
	March 31,
	2015	2014
	$	$

Revenue from external customers	43,961	44,393

Cost of products sold	(28,267)	(27,167)
Freight and other distribution costs	(9,771)	(9,687)
Depreciation and amortization	(1,840)	(1,793)
Other (expense) income	(1,808)	719

Operating earnings	2,275	6,465

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2015
(Unaudited)

Corporate and other

	Three months ended
	March 31,
	2015	2014
	$	$

Revenue from related parties	98	98

Cost of products sold	(10)	(8)
General and administration	(4,228)	(4,694)
Depreciation and amortization	(45)	(37)

Operating loss	(4,185)	(4,641)

Total

	Three months ended
	March 31,
	2015	2014
	$	$

Revenue from external customers and related parties	95,386	94,476

Cost of products sold and general and administration	(71,185)	(68,759)
Freight and other distribution costs	(13,946)	(12,929)
Depreciation and amortization	(3,609)	(3,534)
Other (expense) income	(2,631)	2,037

Operating earnings	4,015	11,291

Cost of products sold for the lumber segment is net of chip transfers to the pulp segment of $1.3 million for the three months ended March 31, 2015 (2014 - $1.6 million).

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2015
(Unaudited)

Expenditures on property, plant and equipment and intangibles

	March 31,	March 31,
	2015	2014
	$	$

Lumber	599	512
Pulp	10,435	(3,286)
Corporate and other	78	7

	11,112	(2,767)

Expenditures on property, plant and equipment and intangibles are net of government grant funding.

Identifiable assets

	March 31,	December 31,
	2015	2014
	$	$

Lumber	243,976	208,461
Pulp	160,527	159,618
Corporate and other	10,891	52,033

	415,394	420,112

10	Supplementary cash-flow information

Net change in non-cash working capital items

	March 31,	March 31,
	2015	2014
	$	$

Accounts receivable and other	5,397	3,819
Inventories	(27,244)	(36,799)
Prepaid expenses	(1,476)	2,065
Accounts payable and accrued liabilities	(7,120)	290

	(30,443)	(30,625)

Millar Western Forest Products Ltd.
Notes to Condensed Interim Financial Statements
For the three months ended March 31, 2015
(Unaudited)

Additions to property, plant and equipment

	March 31,	March 31,
	2015	2014
	$	$

Additions to property, plant and equipment and intangible assets	(11,112)	2,767
Changes in working capital for investing activities	4,226	626
Interest capitalized on qualifying assets	651	98

	(6,235)	3,491

11	Related-party transactions

The Company enters into transactions with Millar Western Industries Ltd. (Industries), its parent company.

The Company earned revenue from Industries as follows:

	Three months ended March 31,
	2015	2014
	$	$

Administration fees	98	98

Included in accounts receivable relating to these transactions	32	40

Fees are established at the cost to the Company plus a 5% markup.

The Company incurred costs charged by Industries as follows:

	Three months ended March 31,
	2015	2014
	$	$

Chemical purchases	170	215

Other services	617	865

Accounts payable to Industries	170	393

Chemical purchases are charged to the Company at the same prices used for arms-length parties; facility and equipment transactions are charged at the cost to the parent company.